

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

November 18, 2009

<u>By U.S. Mail and Facsimile (702) 382-1759</u>

Harold Gewerter, Esq.
2705 Airport Drive
N. Las Vegas, NV 89032

Re: OICco Acquisition I, Inc.
Amendment to Registration Statement on Form S-1
Filed November 4, 2009
File No. 333-162084

Dear Mr. Gewerter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   It is generally not appropriate to provide one word responses to our comments. As indicated in our prior letter, each of your revisions should be keyed to our comments and responses should provide any requested information, including if applicable legal analysis. Your responses should clearly indicate the nature of any revision and where in the registration statement the revisions have been made.

2.   We note your response to prior comment 1 and re-issue the comment. We note that the registration statement continues to suggest that there are multiple stockholders of the company. However, it appears that Mr. Sisk is the sole stockholder. Please make appropriate revisions.

Calculation of Registration Fee

3.   We note your response to prior comment 2 and reissue the comment. The registration statement should be revised throughout to disclose that you are registering the sale of 6,000,000 shares. We note, for example, that the cover page continues to state that you are registering 2,000,000 shares.

Prospectus Cover

4.   We note your response to prior comment 4 and re-issue the comment. The prospectus cover page should not exceed one page. Item 501(b) of Regulation S-K. Please revise accordingly.

Rights and Protections Under Rule 419, page 6

5.   We note your response to prior comment 5 and re-issue the comment. It is not appropriate to begin the summary with a technical recitation of the legal elements of Rule 419. Accordingly, please revise this section to provide plain English summary of the offering. Refer to Rule 421(d)(2)(iii) of the Securities Act of 1933 and Item 503(a) of Regulation S-K. Make similar revisions throughout the registration statement, as appropriate.

Escrow of 90% of the Proceeds, page 6

6.   Refer to prior comment 6. It remains unclear from your disclosure when funds will be released in the event the minimum number of shares are not purchased. For example, on page 8 in the third paragraph you state that escrow funds will be returned promptly if the minimum offering amount is not achieved within 180 days of the date of the prospectus unless the offering is extended an additional 180 days. However, under item (II) of this section you state that funds will be released 18 months after effectiveness of the registration statement if the minimum offering amount is not met. Please revise your disclosure throughout the registration statement to reconcile when escrow proceeds will be released in the event that the minimum offering amount is not met. Also, clearly disclose when and how you will determine if the minimum offering has been met. Refer to Rules 10b-9 and 15c2-4 of the Securities Exchange Act 1934.

Post-Effective Amendment, page 6

7.   We note your response to prior comment 8 and re-issue the comment. Provide us with your analysis as to whether audited financial statements of the acquisition candidate are required under Rule 419 of the Securities Act and other applicable federal securities laws.

The Company, page 7

8.   The meaning of your response to prior comment 9 is not clear. Please explain the role of the lock-up agreement in connection with this offering. Please also file the lock-up agreement.

The Offering, page 8

9.   We note your reference to "reconfirmation" at the bottom of page 8. Please add disclosure to explain the purpose of this process and how the requirement is intended to protect investors. It is not appropriate to simply recite the provisions of Rule 419.

10.   Based upon your response to prior comment 11 and the escrow agreement filed as an exhibit, it remains unclear that your proposed escrow arrangements comply with the requirements of Rule 419(b)(1)(i). For example, we note the following:

        • The escrow account must be maintained by an insured depositary institution to receive the proceeds of the offering and the securities. However, Section 1 of the escrow agreement provides that the account shall be located at the offices of the escrow agent who does not appear to qualify as an insured depositary institution; and

        • It appears from the first recital in the escrow agreement that the escrow account established by you is to receive only $40,000 of the proceeds of the offering. Given your response to our prior comment 13, it appears you agree that proceeds from the sale of shares held by Mr. Sisk should also be deposited into the escrow account.

        Please revise your escrow arrangements to comply with the requirements of Rule 419(b)(1)(i). In addition, please provide detailed legal analysis in support of the proposition that the revised escrow arrangements comply with that Rule.

11.   Refer to prior comment 15. Please revise the first sentence of the second paragraph of this section for clarity. Please also disclose whether the 10% of funds to which you refer will be released only after the offering is completed, or alternatively, whether it may be released while the offering remains ongoing.

12.   We note your response to prior comment 17. It remains unclear how you determined that extending the time for the minimum offering by 180 days complies with Rule 10b-9 under the Securities Exchange Act 1934, which requires a specified time. Please provide a detailed legal analysis. Cite any authority on which you rely. In addition, please explain how you would notify purchasers of an extension.

13.   Refer to prior comment 19 and the third paragraph on page 8 of the registration
        statement. It is unclear how delivering the shares of common stock to the escrow
        agent within 90 days of the closing of the offering complies with your obligation
        under Rules 419(b)(1)(i) and 419(b)(3) to deposit the securities promptly after
        issuance directly into an account maintained by an insured depositary institution.
        Please provide us with a detailed legal analysis.

14.   We note your response to prior comment 20. Although it appears that you made
        revisions on page 8, the registration statement contains disclosure elsewhere that
        continues to indicate that transfers are not permitted under any circumstances.
        Please make appropriate revisions.

15.   We refer to prior comment 21. Please expand your disclosure to clarify when you
        expect to seek quotations for your securities.

Summary Financial Information, page 9

16.   Please tell us why the information presented in your balance sheet data is not
        consistent with that provided as part of your audited Balance Sheet on page F-4.

Risk Factors, page 10

17.   We note very limited revisions in response to prior comments 23 and 24.
        Accordingly, we re-issue the comments.

18.   We note that in response to prior comment 29 you deleted the risk factor which
        discusses the possible purchase by Mr. Sisk of shares offered pursuant to this
        registration statement. Although you have removed this disclosure, it is not clear
        whether Mr. Sisk may in fact purchase shares in the offering. Please revise the
        registration statement to clearly state whether shares covered by this registration
        statement may be sold to Mr. Sisk.

Shares Eligible For Future Sale, page 13

19.   We note your response to prior comment 32 and re-issue the comment. Please
        revise to clarify the effect of this registration statement upon the eligibility of Mr.
        Sisk's shares for future sale.

Determination of Offering Price, page 14

20.   We note your response to prior comment 3 and reissue the comment. Your
        disclosure in this section states that the offering price was determined arbitrarily,
        however, you also disclose that pricing was based, in some part, on the identified
        factors. Please revise for consistency.

Use of Proceeds, page 14

21.   We note your response to prior comment 33 and re-issue the prior comment.
        Please revise the table to clarify the specific amount and percentage of proceeds
        that will be applied to working capital.

Plan of Distribution, page 15

22.   We note your response to prior comment 34. Revise to clarify that "the new issue
        offering" refers to the shares offered for sale by the company. In addition, please
        make conforming revisions in the Summary section.

23.   We note your response to prior comment 36. Please revise the cover page to
        clearly state that Mr. Sisk is an underwriter.

Plan of Operation, page 21

24.   We note your response to prior comment 40 and re-issue in part. Please revise to
        discuss whether you have reason to believe that the proposed strategies to identify
        a suitable merger opportunity will be successful. In addition, please revise the
        risk factors section to add a risk factor related to these proposed methods, if
        appropriate.

25.   In your response to prior comment 42, you state that the assurances you will seek
        consist "mainly" of financial statements of the target. To the extent that you will
        seek other assurances, please identify them. If you do not intend to seek other
        forms of assurance, please revise your disclosure to eliminate the implication that
        you may seek other forms of assurance.

General Business Plan, page 21

26.   Refer to prior comments 44 and 45. It remains unclear how you determined that a
        private company would save costs in becoming a publicly reporting company by
        completing a business combination with you. Please revise. Your disclosure
        should address specifically the effects of Items 2.01(f) and 5.01(a)(8) of Form 8-K
        and Rule 144(i) under the Securities Act 1933. Refer to Securities Act Release
        No. 33-9587 (July 15, 2005) and Securities Act Release No. 33-8869 (February
        15, 2008).

Acquisition of Opportunities, page 22

27.   We note your response to prior comment 46. However, your analysis does not
        appear to address the potential applicability of requirements for audited financials
        contained in Securities Act and Exchange Act forms, such as Item 11(e) of Form
        S-1, and applicable rules and regulations, such as Rule 3-05 of Regulation S-X.

Please provide an analysis which addresses these requirements. Consider this comment together with comment 7 above.

28.   Refer to prior comment 47. Please provide your legal analysis as to whether and how transactions may be voided after being reconfirmed by shareholders. In addition, please revise your disclosure to clarify when you intend to release the proceeds from escrow in the event a proposed transaction is voidable.

29.   We note your response to prior comment 48. Your revised disclosure suggests that even if other shareholders were offered less than $.02 per share, Mr. Sisk could not sell for less than that amount. Please confirm or revise to clarify.

30.   We refer to your disclosure in the revised first paragraph on page 23. You state that the terms of any opportunity presented to your officer to sell his shares will also be afforded to all other shareholders. Please revise your disclosure to clearly describe the rights of other shareholders to participate in any sale of shares by your officer. Identify and disclose the agreement under which other shareholders have been granted such rights. Also, please provide your legal analysis demonstrating how these rights may be exercised given the provisions of Rule 15g-8 of the Securities Exchange Act 1934.

Financial Statements, page F-1

General

31.   Please refer to our prior comment 52. We see from your response that an updated consent from your auditor is attached, however, we are unable to locate this consent. Please ensure an updated accountant's consent is included with any amendment to the filing.

Report of Independent Registered Public Accounting Firm, page F-3

32.   Please refer to our prior comment 53. We see from your response that the wording referred to in your auditors opinion has been removed, but your auditors opinion in your amendment does not appear to reflect this change. Please delete the language or explain to us the nature and provide us with the terms of the aforementioned debt obligations. Also, please tell us why these debt obligations have not been reflected in your financial statements.

Note A – Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

33.   Please refer to our prior comment 54. We note from your response that
        information was "added to Note A under Organization" but we were not able to
        locate any related disclosure. Please advise or revise, accordingly.

Property and Equipment, page F-8

34.   Please refer to our prior comment 55. We see your response that the company
        does not have any fixed assets and the related disclosure has, therefore, been
        removed. However, it does not appear the related disclosure has been removed
        from your amendment to Form S-1. Please advise or revise accordingly.

Recently Issued Accounting Pronouncement, page F-10

35.   We note your response to our prior comments 56, 57 and 58, but do not believe
        you have been fully responsive. As previously requested, please address all of
        our concerns that are specified in our prior comments 56, 57 and 58, and revise
        your registration statement accordingly.

Other Expenses of Issuance and Distribution, page II-1

36.   Please tell us where Mr. Sisk has agreed to pay the expenses of the offering. File
        any written agreement as an exhibit. If there is no written agreement, please
        explain how you determined such an obligation is enforceable.

Indemnification of Officers and Directors, page II-1

37.   It is not appropriate to merely reproduce sections of your bylaws, including
        defined terms, in response. Please provide a statement of the general effect of
        your bylaws and applicable provisions of Delaware law such as section 145 of the
        Delaware General Corporation Law consistent with Item 702 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-2

38.   Refer to prior comment 61. The revised escrow agreement does not conform to
        the requirements of Rule 419(b)(4). Please revise.

Undertakings, page II-2

39.   It appears you have included undertakings which are not applicable to you. For example, you are not a foreign private issuer and it does not appear you are relying on Rule 430B. Please revise accordingly.

Exhibit 5.1

40.   We note that you have not filed a revised Exhibit 5.1. Therefore, we reissue prior comments 62-68. Please file a revised Exhibit 5.1 with your next amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

  · should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  · the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  · the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Sherman at (202) 551-3640 or Jeffrey Jaramillo, Accounting Branch Chief at (202) 551-3212 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or me at (202) 551-3314 with any other questions.

Sincerely,

Daniel Morris
Special Counsel